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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ACCERIS COMMUNICATIONS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

449927-10-2

(CUSIP Number)

COUNSEL CORPORATION
40 KING STREET WEST
SCOTIA PLAZA, SUITE 3200
TORONTO, ONTARIO, CANADA M5H 3Y2
(416) 866-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449927-10-2			Page 2 of 14

1.	Name of Reporting Person: COUNSEL COMMUNICATIONS LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,088,777 (SEE ITEM 5)

		8.	Shared Voting Power: 0 (SEE ITEM 5)

		9.	Sole Dispositive Power: 4,088,777 (SEE ITEM 5)

		10.	Shared Dispositive Power: 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,088,777 SHARES OF COMMON STOCK (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 21.3% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 449927-10-2			Page 3 of 14

1.	Name of Reporting Person: COUNSEL LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (SEE ITEM 5)

		8.	Shared Voting Power: 0 (SEE ITEM 5)

		9.	Sole Dispositive Power: 0 (SEE ITEM 5)

		10.	Shared Dispositive Power: 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,088,777 SHARES OF COMMON STOCK (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 21.3% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 449927-10-2			Page 4 of 14

1.	Name of Reporting Person: COUNSEL CAPITAL CORPORATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (SEE ITEM 5)

		8.	Shared Voting Power: 0 (SEE ITEM 5)

		9.	Sole Dispositive Power: 0 (SEE ITEM 5)

		10.	Shared Dispositive Power: 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,088,777 SHARE OF COMMON STOCK (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 21.3% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 449927-10-2			Page 5 of 14

1.	Name of Reporting Person: COUNSEL CORPORATION (US)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,428,492 (SEE ITEM 5)

		8.	Shared Voting Power: 0 (SEE ITEM 5)

		9.	Sole Dispositive Power: 13,428,492 (SEE ITEM 5)

		10.	Shared Dispositive Power: 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,428,492 SHARES OF COMMON STOCK (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.8% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 449927-10-2			Page 6 of 14

1.	Name of Reporting Person: COUNSELCARE LTD		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): CO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (SEE ITEM 5)

		8.	Shared Voting Power: 0 (SEE ITEM 5)

		9.	Sole Dispositive Power: 0 (SEE ITEM 5)

		10.	Shared Dispositive Power: 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,428,492 SHARES OF COMMON STOCK (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.8% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 449927-10-2			Page 7 of 14

1.	Name of Reporting Person: COUNSEL CORPORATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,329,482 (SEE ITEM 5)

		8.	Shared Voting Power: 0 (SEE ITEM 5)

		9.	Sole Dispositive Power: 3,329,482 (SEE ITEM 5)

		10.	Shared Dispositive Power: 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,846,751 SHARES OF COMMON STOCK (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 92.3% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP NO. 449927-10-2	13D	PAGE 8 OF 14 PAGES

ITEM 1.	SECURITY AND ISSUER.

     This Schedule 13D/A-3 relates to the common stock, par value $.01 per share (the “Common Stock”), of Acceris Communications Inc., a Florida corporation (the “Issuer”), formerly known as I-Link Incorporated, whose principal executive office is located at 9775 Business Park Avenue, San Diego, California 92131, and amends and restates the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 13, 2001 as later amended and restated on the Schedule 13D filed by the Reporting Persons with the SEC on May 2, 2001 and again on June 4, 2001 (the “Schedule 13D”).

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	The reporting persons are (i) Counsel Corporation, an Ontario, Canada corporation (“Counsel”), (ii) Counsel Capital Corporation, an Ontario, Canada corporation and wholly-owned subsidiary of Counsel (“Counsel Capital”), (iii) Counsel LLC, a Delaware limited liability company that is owned jointly by Counsel and Counsel Capital (“Counsel LLC”), (iv) Counsel Communications, LLC f/k/a Counsel Springwell Communications, LLC, a Delaware limited liability company that is owned by Counsel LLC (“Counsel Communications”), (v) CounselCare Ltd, a Delaware corporation and wholly-owned subsidiary of Counsel (“CounselCare”), and (vi) Counsel Corporation (US), a Delaware corporation and wholly-owned subsidiary of CounselCare (“Counsel (US)”). Allan C. Silber, an individual citizen of Ontario, Canada, was included in prior Schedule 13D filings as a reporting person due to his ownership of Counsel capital stock and his position as Chief Executive Officer of Counsel. In such prior filings, Mr. Silber disclaimed beneficial ownership of the securities owned by Counsel and its affiliates. Due to the issuance of additional equity interests of capital stock by Counsel, Mr. Silber’s ownership percentage of Counsel has been reduced to approximately 7.7%. Accordingly, Mr. Silber is no longer included as a reporting person in this Schedule 13D. The directors and executive officers of Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare and Counsel (US) as of the date hereof are set forth on Schedule A attached to the Schedule 13D and are incorporated herein by reference (“Schedule A”).

(b)	The principal business address of each of Counsel and Counsel Capital is: Scotia Plaza, Suite 3200, 40 King Street West, Toronto, Ontario M5H 3Y2. The principal business address of each of Counsel LLC, Counsel Communications, CounselCare and Counsel (US) is 500 Atrium Drive, First Floor, Somerset, New Jersey 08873. The principal business address of each of the directors and executive officers of Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare, and Counsel (US) is set forth on Schedule A.

(c)	Counsel is a diversified company that currently focuses on acquiring and building businesses in two specific sectors: telecommunications and real estate. Counsel Capital is a wholly-owned subsidiary of Counsel. 11.05% of Counsel LLC is owned by Counsel Capital and the remaining 88.95% of Counsel LLC is owned by Counsel. Counsel Communications is a wholly-owned subsidiary of Counsel LLC. CounselCare is a

CUSIP NO. 449927-10-2	13D	PAGE 9 OF 14 PAGES

wholly-owned subsidiary of Counsel, and Counsel (US) is a wholly-owned subsidiary of CounselCare. The principal occupation of each director and executive officer of Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare, and Counsel (US), including the principal business address and the address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and is incorporated herein by reference.

(d)	During the last five years, neither Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare nor Counsel (US), nor any of their current directors or executive officers, has been convicted in a criminal proceeding.

(e)	During the last five years, neither Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare nor Counsel (US), nor any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	With the exception of Mr. Furlong, Mr. Lomicka, Mr. Shimer and Mr. Wollmuth, who are U.S. citizens, all of the directors and executive officers listed on Schedule A are Canadian citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Counsel Communications purchased shares of Series M and Series N preferred stock of the Issuer (the “Preferred Stock”) from Winter Harbor, LLC, pursuant to the terms of a Securities Purchase Agreement by and between Winter Harbor and Counsel Communications dated March 1, 2001, that is attached to the Schedule 13D as Exhibit 1.2 (the “Purchase Agreement”) and is incorporated herein by reference. All share totals and the conversion prices referenced herein give effect to the 1:20 reverse stock split effected by the Issuer on December 9, 2003. The Preferred Stock purchased pursuant to the Purchase Agreement was purchased with an intent to convert it into shares of Common Stock, and on March 7, 2001, it was converted into 3,098,303 shares (post-split) of Common Stock. Pursuant to the Purchase Agreement, certain shares of Common Stock were held in escrow. Pursuant to an agreement between Counsel Communications and Winter Harbor, LLC, effective August 29, 2003, 118,750 shares (post-split) of Common Stock were released from escrow and delivered to Counsel Communications.

     In connection with its purchase of an equity interest in the Issuer pursuant to the Purchase Agreement, Counsel Communications further agreed to lend the Issuer up to ten million dollars ($10,000,000) pursuant to a convertible promissory note (the “Note”). The Note was later amended so as to increase the amount that Counsel Communications may lend to Issuer up to twelve million dollars ($12,000,000). The terms of the Note provide that Counsel Communications may convert the outstanding balance of the Note plus accrued interest at a conversion price of $5.02 per share (post-split) of Common Stock. As of December 31, 2004, the total outstanding debt under the Note (including principal and accrued interest) was

CUSIP NO. 449927-10-2	13D	PAGE 10 OF 14 PAGES

$16,714,000, which is convertible into 3,329,482 shares (post-split) of Common Stock (the conversion price for this debt was 5.02 as of December 31, 2004). Pursuant to certain intra-company transfers, the Note was transferred to Counsel, and Counsel Communications was granted a call option to repurchase the Note from Counsel at face value, at any time prior to the conversion of the Note.

     On April 17, 2001, Counsel Communications, Issuer, WebToTel Inc., a Delaware corporation and a subsidiary of Counsel Communications (“WebToTel”) and I-Link Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Issuer (the “Merger Sub”), entered into an Agreement and Plan of Merger (“Merger Agreement”), whereby Issuer acquired Nexbell Communications (“Nexbell”) through the exchange of all of the shares of Nexbell’s parent company, WebToTel, for which Counsel Communications received 871,724 shares (post-split) of the Common Stock of Issuer in consideration for its ownership interest in WebToTel (the “Merger”). Prior to the Merger, Counsel Communications owned 99.89% of WebToTel.

     On June 4, 2001, the Issuer, through its wholly-owned subsidiary WorldxChange Corp. (f/k/a PT-1 Long Distance Inc., f/k/a PT-I Counsel Inc.) (the “Subsidiary”, and together with the Issuer, the “Buyer”), entered in a Multi-Party Agreement (the “Multi-Party Agreement”) pursuant to which Buyer purchased certain assets of WorldxChange Communications, Inc. (“WorldxChange”) out of bankruptcy proceedings for a purchase price of $13,000,000 (the “Assets”). The Assets included all of the assets employed in WorldxChange’s operations in the United States and consisted of WorldxChange’s equipment, inventory, retail long distance business, accounts receivable, authorizations, software programs and related technology. To enable Buyer to purchase the Assets and operate the related business, an affiliate of Counsel loaned Buyer $14,850,000 pursuant to a Loan and Security Agreement dated June 4, 2001 (the “WorldxChange Loan Agreement”).

     In connection with the WorldxChange Loan Agreement and the purchase of the Assets by Buyer, an affiliate of Counsel and the Issuer entered into a Warrant Agreement dated June 4, 2001 (the “Warrant Agreement”). The Warrant Agreement provided that in consideration of the $14,850,000 loan made under the WorldxChange Loan Agreement, the Issuer would issue three series of warrants to a Counsel affiliate (the “Warrants”). Each of these Warrants has expired and is no longer exercisable.

     On October 15, 2002, Counsel Communications and the Issuer entered into an Amended and Restated Debt Restructuring Agreement (the “Restructuring Agreement”). Pursuant to the Restructuring Agreement, on November 30, 2003, Counsel Corporation (US) converted an aggregate of $32,721,391.92 of outstanding debt (principal plus accrued interest) into 8,681,096 shares (post-split) of Common Stock at a conversion rate of $3.7728 per share (post-split). Also, pursuant to the Restructuring Agreement, on November 30, 2003, Counsel Corporation (US) converted $7,951,887.71 of outstanding debt (principal plus accrued interest) into 4,747,396 shares (post-split) of Common Stock at a conversion rate of $1.6750 per share (post-split).

CUSIP NO. 449927-10-2	13D	PAGE 11 OF 14 PAGES

ITEM 4.	PURPOSE OF TRANSACTION.

     The Issuer’s securities that are presently beneficially owned by Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare and Counsel (US) were acquired and are currently being held for investment purposes. The reporting persons may acquire additional shares on the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions set forth under federal and state securities laws, the reporting persons may attempt to dispose of the shares owned by it on the open market, in privately negotiated transactions or otherwise.

     Pursuant to the terms of a Securities Support Agreement by and between the Issuer and Counsel Communications dated as of March 1, 2001 (the “Support Agreement”), the Issuer agreed to appoint two (2) designees of Counsel, reasonably acceptable to the Issuer, to the Issuer’s Board of Directors. The Support Agreement also obligated the Issuer, following the initial funding of the Note, to increase the size of the Board of Directors to no more than nine (9) members and, as soon as reasonably possible, to solicit the proxies of the Company’s shareholders to elect three (3) additional board nominees designated by Counsel. As of February 14, 2005, the Issuer’s Board of Directors consisted of eight members, four of whom are affiliated with Counsel.

     As a majority holder of the Issuer’s Common Stock, the Reporting Persons may seek to exercise control over the Issuer by taking a variety of actions including, but not limited to, causing the Issuer to enter into extraordinary corporate transactions, causing the composition of the Issuer’s Board of Directors and/or management to change, and/or causing a material change in the Issuer’s present capitalization. In addition, the Reporting Persons may seek to acquire additional shares of Common Stock in open market transactions from the Issuer or other persons, and may seek to engage in an acquisition, disposition or other transaction involving the Issuer. Alternatively, the Reporting Persons may retain their existing interest in the Issuer and not engage in any of the foregoing transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

     As of the close of business on December 31, 2004, Counsel beneficially owned an aggregate of 20,846,751 shares of the Issuer’s Common Stock, which, upon conversion (as described below), constituted approximately 92.3% of the outstanding shares of Issuer’s Common Stock, of which Counsel is directly entitled to acquire, subject to the exercise of the call option of Counsel Communications described in Item 3 and pursuant to the conversion of the Note, 3,329,482 shares of Issuer’s Common Stock, which would constitute approximately 14.8% of the outstanding shares of Issuer’s Common Stock (after giving effect to such conversion). Counsel Capital, Counsel LLC and Counsel Communications beneficially owned an aggregate of 4,088,777 shares of the Issuer’s Common Stock, which constituted approximately 21.3% of the outstanding shares of Issuer’s Common Stock. CounselCare and Counsel (US) beneficially owned an aggregate of 13,428,492 shares of the Issuer’s Common Stock, which constituted approximately 69.8% of the outstanding shares of Issuer’s Common Stock. Counsel and Counsel Capital are reporting persons for purposes of this Schedule 13D by virtue of their ownership interests in Counsel LLC, which is a reporting person by virtue of its ownership

CUSIP NO. 449927-10-2	13D	PAGE 12 OF 14 PAGES

interest in Counsel Communications. Counsel is also a reporting person for purposes of this Schedule 13D by virtue of its ownership in CounselCare, which is a reporting person by virtue of its ownership interest in Counsel (US). The voting percentages shown on pages 2 through 7 of the Schedule 13D are incorporated herein by reference. Each of Counsel, Counsel Communications, and Counsel (US) have the sole power to vote and to dispose of all of the shares of Issuer Common Stock held by it. Neither Counsel Capital, Counsel LLC nor CounselCare have the power to directly vote or dispose of any of the shares of Issuer Common Stock to which this Schedule 13D relates.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

     1.1 Agreement to File Jointly dated March 5, 2004 by and among the Reporting Persons.

     1.2 Securities Purchase Agreement dated March 1, 2001 by and between Winter Harbor, LLC and Counsel Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

     1.3 Securities Support Agreement dated March 1, 2001 by and between I-Link Incorporated and Counsel Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

     1.4 Agreement and Plan of Merger dated April 17, 2001 by and among WebToTel, Inc. Counsel Communications, LLC, I-Link Incorporated and I-Link Acquisition Corp., and certain other shareholders (incorporated by reference to the Schedule 13D filed by the Reporting persons on May 2, 2001).

     1.5 Multi-Party Agreement dated June 4, 2001, by and among Counsel Corporation, PT-1 Counsel, Inc., George Farley, in his capacity as Trustee of the D&K Grantor Retained Annuity Trust (incorporated by reference to Exhibit 2.1 of the current report filed by Issuer on Form 8-K on June 19, 2001).

     1.6 Amended and Restated Debt Restructuring Agreement dated October 15, 2002, by and among Counsel Corporation (US), Counsel Communications, LLC, and the Issuer (incorporated by reference to Appendix B of the definitive proxy filed by Issuer on Schedule 14A on October 31, 2003).

     1.7 Second Amendment to Senior Convertible Loan and Security Agreement dated March 1, 2003 by and among the Issuer, Counsel Corporation and Counsel Capital Corporation.

CUSIP NO. 449927-10-2	13D	PAGE 13 OF 14 PAGES

     1.8 Third Amendment to Senior Convertible Loan and Security Agreement dated November 19, 2003, by and among the Issuer, Counsel Corporation and Counsel Capital Corporation.

     1.9 Fourth Amendment to Senior Convertible Loan and Security Agreement dated June 30, 2004, by and among the Issuer, Counsel Corporation and Counsel Capital Corporation.

     1.10 Fifth Amendment to Senior Convertible Loan and Security Agreement dated December 7, 2004, by and among the Issuer, Counsel Corporation and Counsel Capital Corporation.

CUSIP NO. 449927-10-2	13D	PAGE 14 OF 14 PAGES

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

COUNSEL CORPORATION COUNSEL LLC COUNSEL COMMUNICATIONS, LLC COUNSEL CAPITAL CORPORATION COUNSELCARE LTD COUNSEL CORPORATION (US)
By:
Stephen A. Weintraub
Officer of Each Reporting Person

Schedule A
To Schedule 13D

Board of Directors of Counsel:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman, President & Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Senior Vice President & Secretary	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Frank Anderson	330 Bay Street, Suite 1120
President	Toronto, ON M5H 2S8
LIN Solutions Inc.

Anthony F. Griffiths	95 Wellington St. West, Suite 800
Corporate Director.	Toronto, ON M5J 2N7

William H. Lomicka	7406 North Secret Canyon Drive
Chairman, Coulter Ridge Capital Inc.	Tucson, AZ 85718

Philip Reichmann	1 First Canadian Place
Chief Executive Officer	Suite 3300
O & Y Properties Corporation	Toronto, ON M5X 1B1

Executive Officers of Counsel:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman, President & Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Gary Clifford	Scotia Plaza, Suite 3200
Chief Financial Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Kelly Murumets	Scotia Plaza, Suite 3200
Executive Vice President	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Senior Vice President & Secretary	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Board of Directors of Counsel Capital:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman, President & Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Executive Officers of Counsel Capital:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Senior Vice President & Secretary	40 King Street West
Toronto, ON M5H 3Y2

Board of Directors of Counsel LLC

Name	Address
Joseph F. Furlong, III	5200 Maryland Way, Suite 400
President & Chief Executive Officer	Brentwood, TN 37027
American HomePatient Inc.

Allan C. Silber	Scotia Plaza, Suite 3200
Chairman, President & Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

David H. Wollmuth, Esq.	500 Fifth Avenue
Wollmuth Maher & Deutsch, LLP	New York, NY 10110

Executive Officers of Counsel LLC

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Secretary	40 King Street West
Toronto, ON M5H 3Y2

Board of Directors of Counsel Communications:

Name	Address
Samuel L. Shimer	177 Broad Street, 15th Floor
Partner, Whitney & Co., LLC	Stamford, CT 06901

Allan C. Silber	Scotia Plaza, Suite 3200
Chairman, President & Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Executive Officers of Counsel Communications:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Secretary	40 King Street West
Toronto, ON M5H 3Y2

Board of Directors of CounselCare:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman, President & Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Executive Officers of CounselCare:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Vice President & Secretary	40 King Street West
Toronto, ON M5H 3Y2

Board of Directors of Counsel (US):

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman, President & Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Executive Officers of Counsel (US):

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Vice President & Secretary	40 King Street West
Toronto, ON M5H 3Y2

Exhibit Index

Exhibit No.

     1.1 Agreement to File Jointly dated March 5, 2004 by and among the Reporting Persons.

     1.2 Securities Purchase Agreement dated March 1, 2001 by and between Winter Harbor, LLC and Counsel Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

     1.3 Securities Support Agreement dated March 1, 2001 by and between I-Link Incorporated and Counsel Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

     1.4 Agreement and Plan of Merger dated April 17, 2001 by and among WebToTel, Inc. Counsel Communications, LLC, I-Link Incorporated and I-Link Acquisition Corp., and certain other shareholders (incorporated by reference to the Schedule 13D filed by the Reporting persons on May 2, 2001).

     1.5 Multi-Party Agreement dated June 4, 2001, by and among Counsel Corporation, PT-1 Counsel, Inc., George Farley, in his capacity as Trustee of the D&K Grantor Retained Annuity Trust (incorporated by reference to Exhibit 2.1 of the current report filed by Issuer on Form 8-K on June 19, 2001).

     1.6 Amended and Restated Debt Restructuring Agreement dated October 15, 2002, by and among Counsel Corporation (US), Counsel Communications, LLC, and the Issuer (incorporated by reference to Appendix B of the definitive proxy filed by Issuer on Schedule 14A on October 31, 2003).

     1.7 Second Amendment to Senior Convertible Loan and Security Agreement dated March 1, 2003 by and among the Issuer, Counsel Corporation and Counsel Capital Corporation.

     1.8 Third Amendment to Senior Convertible Loan and Security Agreement dated November 19, 2003, by and among the Issuer, Counsel Corporation and Counsel Capital Corporation.

     1.9 Fourth Amendment to Senior Convertible Loan and Security Agreement dated June 30, 2004, by and among the Issuer, Counsel Corporation and Counsel Capital Corporation.

     1.10 Fifth Amendment to Senior Convertible Loan and Security Agreement dated December 7, 2004, by and among the Issuer, Counsel Corporation and Counsel Capital Corporation.